Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
29 July 2009
Sterlite Industries (India) Limited
Unaudited Results for the First Quarter Ended 30 June 2009
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced unaudited consolidated results for the first quarter ended 30 June 2009. (“Q1”)
■	Refined zinc production increased by 9% to 139,315 tonnes

■	Revenue and EBITDA of Rs. 4,537 crores and 1,125 crores

■	Successfully raised $1.5 billion through a follow on ADS offer in July 2009

■	Sterlite Energy Limited achieves financial closure for its 2,400 MW power generation project at Jharsuguda

■	Strong balance sheet with cash, cash equivalents and liquid investments of Rs. 18,536 crores
Financial Highlights

(In Rs. crore, except as stated)
	Quarter ended			Year Ended
	30 June		Change	31 March 2009
Particulars	2009	2008	%
Net Sales/Income from operations	4,537	5,770	(21)	21,144
Profit before interest, depreciation and taxes	1,399	2,228	(37)	6,859
Depreciation	174	165		701
Interest	71	87		397
Profit before taxes	1,154	1,976	(42)	5,816
Taxes	230	381		855
Profit after taxes	924	1,595	(42)	4,961
Minority Interest including share of profits of associates	251	444		1,421
Attributable profit	673	1,151	(42)	3,540
Earnings Per Share (“EPS”) (Rs/share)	9.49	16.25		49.9
Production Summary

(In kt, except as stated)
	Quarter Ended			Year Ended
	30 June		Change	31 March 2009
Particulars	2009	2008	%
Aluminium	72	89	(19)	357
Copper India / Australia
Mined metal content	7	7		27
Cathodes	78	68	15	313
Zinc
Mined metal content	162	138	17	651
Refined metal	139	127	9	552
Silver (Kgs)	29,527	23,565	25	105,055

Sterlite Industries (India) Limited	Page 2 of 4
Results for the First Quarter ended 30 June 2009
Aluminium Business
During Q1, aluminium production was 72,056 MT compared with 88,989 MT in the corresponding prior quarter. The decrease in production was primarily on account of the complete ramp down of the BALCO plant I smelter.
Revenues and EBITDA for Q1 2009 were Rs. 615 crores and Rs. 147 crores respectively, compared with Rs. 1,167 crores and Rs. 452 crores in the corresponding prior quarter. The positive impact of lower operating costs was more than offset by the lower LME aluminium prices and the complete ramp down of BALCO plant I smelter. During Q1, the average LME aluminium price was $1,488 per tonne, a decrease of 49% compared with the corresponding prior quarter. The decrease in revenues, due to lower LME prices, was partly offset by the sale of surplus power. The revenues from this business are now classified under a new segment “Power”.
Projects
BALCO
Construction of the new 325 kt aluminium smelter and 1,200MW CPP at BALCO are progressing well. All major packages have been ordered with shipments of equipment starting to arrive on site. The project is on schedule for first metal tapping from October 2010.
VAL
500 ktpa Aluminium Smelter
We are in the process of starting the phased commissioning of the second phase of 250 kt aluminium smelter for completion by end FY 2010.
1.25 mtpa Aluminium Smelter
Construction of the new 1.25 mtpa Jharsuguda II aluminium smelter project is progressing well with more than 50% of civil works completed. All major packages have been ordered and construction and lining of pots has now started. Overall, the project is on schedule for phased commissioning from March 2010.
Lanjigarh Alumina Refinery
Construction activity is in full swing on the new 3mtpa Lanjigarh alumina refinery expansion project and is on schedule for completion by mid 2011, as planned. Work on the 600,000 tpa debottlenecking project at our Lanjigarh alumina refinery is also progressing on schedule for completion by March 2010.
Copper Business (“Sterlite Industries”)
During Q1, the copper cathode production at our refineries was 78,189 tonnes, an increase of 15% compared with the corresponding prior quarter. However, cathode production in Q1, was lower than its rated capacity, primarily on account of low copper in concentrate and certain operational issues, which have since been rectified.
During the quarter, mined metal production at our Australian mines was stable at 7,000 tonnes.
Revenues and EBITDA for Q1 were at Rs. 2,297 crores and Rs.117 crores respectively, compared with Rs. 2,959 crores and Rs. 402 crores in the corresponding prior quarter. The decrease in revenues and EBITDA was primarily on account of the sharp fall in by-product credits.

Sterlite Industries (India) Limited	Page 3 of 4
Results for the First Quarter ended 30 June 2009
Zinc Business (“HZL”)
During Q1 HZL produced 162,241 tonnes of zinc mined metal and 20,601 tonnes of lead mined metal, an increase of 17% and 5% respectively, compared with the corresponding prior quarter.
During Q1 the company produced 139,315 tonnes of refined zinc, an increase of 9% compared with the corresponding prior quarter. The refined zinc production in Q1 was lower than the production in Q4 FY2009, primarily on account of operational factors during the current quarter at our hydro smelters at Chanderiya, which are being addressed. Sales during Q1 were augmented by the sale of 73,962 dry metric tonnes of surplus zinc concentrate.
During the quarter, saleable silver production was 29,527 kilograms, an increase of 25% compared with the corresponding prior quarter. The increase in production was primarily on account of higher silver content in the mined ore.
Revenues and EBITDA for Q1 were Rs 1,489 crores and Rs 759 crores respectively as compared with corresponding prior quarter of Rs. 1,619 crores and Rs. 984 crores. During the quarter, the positive impact of higher volumes and rupee depreciation on sales and EBITDA was more than offset by the sharp decline in the zinc and lead LME prices and lower by-product realisation.
Zinc Expansion
Debari Smelter Project

Construction activities at the 210,000 tpa zinc smelter and 100,000 lead smelter at Rajpura Dariba are progressing well with construction in full swing. We have started equipment erection at the Zinc smelter. The project is on schedule for completion by mid 2010. Work at the mining projects at Rampura Agucha, Sindesar Khurd and Kayar are also on schedule, ordering of the long delivery equipment for the concentrator is complete and site work has commenced. The project is on schedule for progressive commissioning from mid-2010.
Power Business
We have been selling surplus power in commercial power markets to optimise our returns following the closure of our aluminium smelter at BALCO Plant I. In order to present a more accurate picture of our segment performance, a new reporting segment has been created to disclose the revenue and profitability of our power business. Currently, the power businesses comprise the 123 MW wind power generators at HZL and the 270 MW power plant at BALCO.
We sold 287 million units of power in Q1 compared with 74 million units in the corresponding prior quarter.
Revenue and EBITDA in Q1 from the power business were Rs. 136 crores and Rs. 102 crores compared with Rs. 25 crores and Rs. 23 crores in the corresponding prior quarter.

Sterlite Industries (India) Limited	Page 4 of 4
Results for the First Quarter ended 30 June 2009
Expansion Projects
Sterlite Energy Limited
Work on the 2,400MW (4x600MW) coal based independent thermal power plant at Jharsuguda is progressing well and overall the project is on schedule for progressive commissioning from late 2009 as expected.
Post Balance Sheet Date Event— Follow on ADS Offer
In July 2009, the Company issued through public offerings 123,456,790 new equity shares in the form of American Depositary Shares (“ADS”) at a price of US$ 12.15 per ADS, aggregating $1.5 billion.
SIIL intends to use the net proceeds from the offering for the further development of its power generation business in India, planned capital expenditure, planned and potential acquisitions and/or general corporate purposes.
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as on 30 June 2009 was Rs. 18,536 crores. This includes Rs. 13,957 crores in debt mutual funds and Rs. 4,579 crores in fixed deposits with the banks. The Company has strong internal control mechanism that includes continuous review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
AGM — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.